JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

April 22, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:    Ruairi Regan

Re:

Mindesta Inc.

Amendment No. 4 to Current Report on Form 8-K

Filed March 24, 2015

File No.  000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated March 3, 2015.

1.

With respect to comment No. 1, we have provided additional disclosure with respect to compliance with Canadian laws governing marijuana. As to additional disclosure regarding compliance with the Substance Control Act, we do not believe that additional disclosure is required. There are no current plans to undertake any activities in the United States nor canthere be any assurance that the Company will ever sell or distribute its cannabis wafer in the United States.

2.

With respect to comment No. 2 we have deleted all references to Germany and the Netherlands and the Company’s plans to solicit Arsenus. As yet, the Company has not targeted any country nor come to terms with any distributors regarding the cannabis wafer.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein, counsel

MINDESTA, INC.

(Stationary)

April 22, 2015

Securities and Exchange Commission

Washington, D.C.

Re:

Mindesta, Inc.

Amendment No. 4 to Current Report on Form 8-K

Filed March 24, 2015

File No. 000-30651

Dear Sir/Madam:

The following is filed in connection with the comment letter dated April 6, 2015.

The undersigned, on behalf of MINDESTA, INC. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer